LIBERTY INTERNATIONAL

September 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

9/7

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

A Vesting of Bonus Shares

A total of 172 shares were transferred to a former employee, from an Employee Trust ("ESOP") on 4 September 2006. The shares were originally awarded under the company's annual bonus scheme arrangements. As all Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP the transfer from the ESOP is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP is set out under (B) below

B. Interests of ESOP

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **TRANSFER TO FORMER EMPLOYEE ON VESTING OF BONUS SHARE AWARDS**

File No. 82-34722

9.	Number of shares, debentures or financial instruments relating to shares Transferred 172	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0001%
11.	Price per share or value of transaction NIL	12.	Date and place of transaction 4 SEPTEMBER 2006
13.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,303,672 (0.386%)	14.	Date issuer informed of transaction 4 SEPTEMBER 2006
15.	Any additional information	16.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

Name and signature of duly authorised officer of *issuer* responsible for making notification

RUTH PAVEY

Date of notification

5 SEPTEMBER 2006